Safe Dynamics Corp

c/o Delaware Intercorp, Inc.

113 Barksdale Professional Center

Newark, DE 19711

February 7 2012

By Fax and Edgar

Max A Webb

Branch Chief - Legal

Securities and Exchange Commission

Fax: 202-772-9349

Re: Safe Dynamics Corp.

Registration Statement on Form S-1

Filed December 13 2011

File No. 333-176798

Dear Mr. Webb

Safe Dynamics Corp. ("SDC") acknowledges receipt of the letter dated December 22 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1/A#2 (the "Amended Draft") and have tracked all changes in the edgarized document for is an item-by-item response to the Staff’s comments. We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient. We acknowledge that SDC is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1.We note your response to our prior comment 1. Please revise to clearly state to investors that you are a shell company.

Response .

A paragraph explicitly stating the Company is a shell company has been inserted on the face of the prospectus – ie The YES box is checked.

2. We note your response to our prior comment 2 that the directors “do not intend to demand the loans in the foreseeable future” and your statement in response to our prior comment 3 that “[t]he Officers are not going to demand repayment of their loans in the foreseeable future.” These statements differ from the disclosure in the second paragraph on page 2 regarding “if and when the directors will demand repayment of the loans.” It appears that there is nothing binding your directors from making such demand and that you believe it may occur. Please reconcile these statements for us and please further explain to us what public policy interest you see in letting this offering go forward.

Response

The Directors have executed a written agreement that they will not demand repayment of the loans until the Company is financially able to repay the amounts due. We have revised the related paragraphs and reconciled them to explain that the Directors are not going to demand the funds until the Company has the financial stability and resources to repay the loans .

The public policy interest in letting this offering go forward is that once the SEC is satisfied that the Company is not in immanent danger of becoming bankrupt from the Directors calling their loans, the Company should be allowed to move forward with its business model and attempt to raise the funds to allow it to operate.

3. We note your response to our prior comment 2. We note that you have revised the second paragraph on page 2 and elsewhere to remove reference to the additional amount of approximately $3,000 in addition to the net proceeds of $53,500 from the offering” in “existing liabilities (other than the Director loans and the offering costs)” necessary to be repaid in order to prevent bankruptcy. With a view to revised disclosure please explain to us what these liabilities are or were and explain why they no longer pose the threat of bankruptcy.

Response

The misc liabilities are as at December 31 2011 approx $13,000. They will be paid from the proceeds of the Offering. This is explicitly stated in the Offering document. The Officer loans will only be demanded when the Company has sufficient funds to repay them. The accrued offering expenses will be paid from the Offering proceeds. The only threat to bankruptcy is if the Company in the long term will not have the funds to repay the Officers and the Officers will demand the loans whereby to protect the investor the Company has disclosed that in addition to the raise of the Offering it will seek to raise funds to repay the Officer loans to alleviate any possible cause for bankruptcy.

4. We note your response to our prior comment 3. You state in your response that “a price per share to attract investors 3 cents was appropriate where the possible loss to the investor is at a low price.” However it does not appear that the price per share mitigates investor risk because you do not appear to have placed an upper limit on the number of shares that an investor may purchase. In light of this please explain to us why you believe investors should not have the benefit of an escrow account since it appears that you will only have sufficient capital to meet your current expenditures for the next twelve months if the maximum amount of securities is sold.

Response

The Company plans to raise the offering from at least 40 shareholders and therefore will put a cap of the maximum raise to each shareholder of $1,875 equal to 62,500 shares .. The Company believes this to be an amount of a relative low risk to each investor as compare to the his / her possible future benefit as a shareholder of the Company once the Company implements its business plan and model .

Additionally we believe an escrow account is not needed for the following reasons, the expenses listed for the company for the upcoming year are estimates and the actual amounts will invariably be less that estimated, that the amounts that are due are negotiable, in that the vendors will often take payments over time, allowing the company time to begin operations, to seek additional investment and/or loans, and that each investor will still have his/her equity in the company

5. Please also explain to us why you state in your response to our prior comment 3 that “the Company is fully confident that it will raise the maximum amount of proceeds.” We note that in the same response you refer to the current difficulties of raising capital in the equity markets.

Due to the current difficulties in raising funds in the public markets today the Company has decided to raise the minimal amount of funds and create a share structure where the price per share to the investor is low and the risk is relatively low as compared to the possible future benefit to the shareholder upon the success of the Company. (See answer 4) The Company believes it will raise the maximum amount in the offering which is a low price and a low risk to the investor because raising large sums of funds is very difficult and investors will be willing to enter investments at low risk with the potential future large upside of the investment .

Our Company, page 4

6. Please revise to delete the duplicative fourth paragraph.

Response

The duplicate paragraph has been deleted accordingly.

7. We note your response to our prior comment 5, and we reissue in part. Please revise to disclose your recent losses and the month you will run out of funds without the addition of capital in this section.

Response

We have more explicitly explained in the paragraph when we will run out of funds accordingly.

8. We note your response to our prior comment 13. Please revise here to disclose that you did not conduct due diligence regarding the inventors’ experience nor regarding what was involved in designing and patenting the technology.

Response

A paragraph to reflect as such has been inserted accordingly.

Management’s Discussion, page 21

General Working Capital, page 22

9. We note your response to our prior comment 9. Please revise the last paragraph in this section to define “sufficient funds” from net income generated to pay their salaries. Additionally please revise to explain what you mean by “net income generated to pay their salaries” and “drawn salaries from the related net income.” We note that expenses such as salaries occur in the statement of operations before net income is calculated.

Response

We have revised the paragraph to read the salaries will be drawn from funds before arriving at Operating Income .

Exhibit 23.1

10. Please provide a currently dated consent from your independent auditor.

Response

An updated consent has been provided accordingly

General

The prospectus has been updated with the financial information and data for the year ending December 31 2011 and the set of the annual December 31 2011 Financial Statements have been inserted accordingly in the document

If you have any questions or require further clarification, Please do not hesitate to contact us at .

Sincerely,

Yitzchak Eliezer Socolovsky

President and Director

Safe Dynamics Corp.